UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-Q For Period Ended:   March 31, 2012

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

     Omagine, Inc.
     The Empire State Building
     350 Fifth Avenue
     Suite 4815-17
     New York, N.Y. 10118

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.  (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

Additional time is required to complete the Company's Report on Form 10-Q, to finalize the March 31, 2012 financial statements and the review of the Report and financial statements by the Company's independent public accountants and attorney.

Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification

Frank J. Drohan        (212) 563-4141

    (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).      [ ] Yes     [x] No

The registrant has not, to date, filed an amendment to its Annual Report on Form 10-K to include the Company’s audited financial statements for the fiscal year ended December 31, 2011.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [x] Yes    [ ] No

The financial statements for the period ended March 31, 2012 reflect a non-cash charge of $437,922 related to stock option compensation.

Omagine, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2012	/s/ Frank J. Drohan
Frank J. Drohan, Chairman
Of the Board of Directors,
President and Chief
Executive and Financial Officer
(Principal Executive Officer and
Principal Financial Officer)